UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment #4)


                                MC Shipping Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   55267Q 104
                                 (CUSIP Number)

             Andrea Colombo                               Michael Lloyd
   Navalmar Transportes Maritimos LDA                 5-7 St. Helen's Place
        c/o Navalmar (UK) Limited                        London EC3A 6AU
               Beulah Hall                                United Kingdom
              3 Beulah Road                            +44 (0)20 7920 9666
                Wimbledon
             London SW19 3SB
             United Kingdom
            +44 0208-540-8777


                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with copies to:
                             Stuart Neuhauser, Esq.
                         Ellenoff Grossman & Schole LLP
                        370 Lexington Avenue, 19th floor
                               New York, NY 10017
                                 (212) 370-1300
                            (212) 370-7889 Facsimile


                                November 30, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

--------------------------------------------------------------------------------
CUSIP No. 55267Q 104                      13D                             Page 9
(Common Stock)
---------------------------------------- --------------------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navalmar Transportes Maritimos LDA
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC/BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                           [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Portugal
------------------------- -------- ---------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES              None
 BENEFICIALLY   -------- -------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                4,025,189
   REPORTING    -------- -------------------------------------------------------
 PERSON WITH       9     SOLE DISPOSITIVE POWER
                         None
------------------------ -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         4,025,189
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,025,189
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
---------- ---------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           45.16%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
---------- ---------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 55267Q 104                     13D                             Page 10
(Common Stock)
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CO.FI.PA SpA
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC/BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                        [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Italy
------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      None
     SHARES               -------- ---------------------------------------------
  BENEFICIALLY               8     SHARED VOTING POWER
    OWNED BY                       4,025,189
      EACH                -------- ---------------------------------------------
   REPORTING                 9     SOLE DISPOSITIVE POWER
  PERSON WITH                      None
                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,025,189
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,025,189
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                              [ ]
---------- ---------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           45.16%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           HC
---------- ---------------------------------------------------------------------

---------------------------------------- --------------------------------------
CUSIP No. 55267Q 104                      13D                            Page 11
(Common Stock)
---------------------------------------- --------------------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OR REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrico Bogazzi
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC/BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                      [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Italy
------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
    NUMBER OF                      None
      SHARES              -------- ---------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
    OWNED BY                       4,025,189
      EACH                -------- ---------------------------------------------
    REPORTING                9     SOLE DISPOSITIVE POWER
  PERSON WITH                      None
                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,025,189
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,025,189
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            [ ]
---------- ---------------------------------------------------------------------
   13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           45.16%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
---------- ---------------------------------------------------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the Reporting Persons (as enumerated in Item 2) have agreed to file one statement with respect to their ownership of common stock of MC Shipping Inc. The Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. This joint Schedule 13D/A of the Reporting Persons is hereinafter referred to as the "Statement."

Item 1. Security and Issuer

The Statement relates to the common stock, par value $0.01 per share, of MC Shipping Inc. (the "Common Shares"), a Liberian corporation with its principal executive offices located at 24, avenue de Fontvieille, 98000 Monaco.

Item 2. Identity and Background

Item 2 (a) - (c) and (f) below is hereby amended and restated by (each a "Reporting Person" and, collectively, the "Reporting Persons") as follows:

Navalmar Transportes Maritimos LDA, with its principal offices at Rua Dos Murcas 15, Sala G, 2nd Andar, 9000 Funchal (Madeira) Portugal (+3 51 291 238565), is a Portuguese company which owns and operates a fleet of vessels.

CO.FI.PA SpA, (formerly known as Bogazzi Fimpar SpA), with its principal offices at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is an Italian holding company that beneficially owns approximately 74% of Navalmar
(UK) Limited and approximately 74% of Navalmar Transportes Maritimos LDA.

Enrico Bogazzi, an Italian citizen with his principal office at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is the majority shareholder and a director of CO.FI.PA SpA. Enrico Bogazzi is also a director of B Navi SpA, a ship management company, and Vittorio Bogazzi & Figli SpA, a ship agency company.

The directors and executive officers of the Reporting Persons are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment was conducted and (iv) citizenship.

(d) - (e) During the last five years, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

As described under Item 4 below, V. Investments Limited and Navalmar (UK) Limited entered into a sales agreement (the "Sales Agreement") with Vlasov Investment Corporation (the "Seller"), a Liberian corporation, to purchase in aggregate 4,168,000 Common Shares in consideration of US$2.76 per Common Share, totaling US$11,503,680 (the "Purchase Price"). Of these 4,168,000 Common Shares, 1,946,456 were purchased by V. Investments Limited for US$5,372,215.56 and 2,221,544 were purchased for US$6,131,464.44 by Navalmar (UK) Limited.

At completion on 13 May 2004, Navalmar (UK) Limited funded its entire portion of the Purchase Price with cash provided by a loan from its shareholders. V. Investments Limited funded its portion of the Purchase Price with cash provided by its shareholders in two separate payments to the Seller.

As described under Item 4 below, Navalmar Transportes Maritimos LDA, a sister company of Navalmar (UK) Limited, agreed to purchase 1,780,000 Common Shares of MC Shipping from V. Investments Limited for an aggregate purchase price of US$16,020,000. On October 5, 2005, Navalmar Transportes Maritimos LDA funded the purchase price with a combination of owned liquid assets and a partial contribution of borrowed funds in the amount of US$5,000,000 to be repaid in equal installments over five years at LIBOR plus.

   On November 30, 2005, Navalmar Transportes Maritimos LDA purchased 2,800,744 Common Shares from Navalmar (UK) Limited for an aggregate purchase price of US$27,027,180 ($9.65 per share). Navalmar Transportes Maritimos LDA funded the purchase price with its own liquid assets.

   On November 16, 2005, Navalmar Transportes Maritimos LDA entered into an agreement whereby it agreed to sell to Weco Rederi As, a Danish corporation, 555,555 Common Shares for an aggregate purchase price of US$4,999,995 ($9.00 per share). The securities were transferred on December 15, 2005.

Item 4. Purpose of the Transaction

Item 4 is amended and restated as follows:

On May 4, 2004, Navalmar (UK) Limited and V. Investments Limited (the "Purchasers") finalized the Sales Agreement to purchase the 4,168,000 Common Shares owned by Vlasov Investment Corporation.

The Purchasers agreed to pay Vlasov Investment Corporation US$2.76 per Common Share, which totaled US$11,503,680. As described in Item 3 above, Navalmar (UK) Limited paid the entire amount of consideration due the Seller for the 2,221,544 Common Shares it purchased from the Seller on May 13, 2004, the date of closing of the transaction. V. Investments Limited paid for its shares in two separate payments.

On August 16, 2005, Navalmar Transportes Maritimos LDA, a sister company to Navalmar (UK) Limited, entered into a transaction for the purchase of 1,780,000 shares of MC Shipping from V. Investments Limited at a price of US$9 per share. Under the Heads of Terms, Navalmar Transportes Maritimos LDA agreed to pay a total amount of US$16,020,000 to V. Investments Limited. The sale was consummated on October 5, 2005. Under the terms of the agreement, if Navalmar Transportes Maritimos LDA resells any of the shares within twelve months after the date of completion of the transaction, it will split in half the proceeds in excess of US$9 per share between itself and V. Investments Limited.

   On November 30, 2005, Navalmar Transportes Maritimos LDA purchased 2,800,744 Common Shares from Navalmar (UK) Limited for an aggregate purchase price of US$27,027,180 ($9.65 per share). Navalmar Transportes Maritimos LDA funded the purchase price with its own liquid assets.

   On November 16, 2005, Navalmar Transportes Maritimos LDA entered into an agreement whereby it agreed to sell to Weco Rederi As, a Danish corporation, 555,555 Common Shares for an aggregate purchase price of US$4,999,995 ($9.00 per share). The securities were transferred on December 15, 2005.

The purpose of these transactions is to acquire a majority stake in the ship owning company and to assist in this capacity in its development. Navalmar Transportes Maritimos LDA is affiliated with a group of major ship-owning companies with extensive and successful experience in ship-owning and operations with over 20 years experience in the industry. Taken together the group believes they have a strong position in and understanding of the shipping industry. The parties have no current plans to alter the composition of the MC Shipping board of directors.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) - (b) Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi may be deemed to have shared beneficial ownership of 4,025,189 Common Shares, which represents approximately 45.16% of the common stock outstanding (based on 8,913,658 Common Shares outstanding).

(c). Not applicable.

(d). Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in item 4 above, neither Reporting Person nor, to the best of the Reporting Persons' knowledge, any of the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of MC Shipping Inc., including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

1. Joint Filing Agreement dated November 23, 2005 by and among Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi. (incorporated by reference to Amendment No. 3 to Schedule 13D filed with the SEC on December 1,
2005)

                                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Navalmar Transportes Maritimos LDA
Dated:   December 16, 2005


                                     By:    /s/ Andrea Colombo
                                        --------------------------------
                                     Name:  Andrea Colombo
                                     Title: Director



                                     CO.FI.PA SpA
Dated:   December 16, 2005


                                     By:    /s/ Enrico Bogazzi
                                        --------------------------------
                                     Name:  Enrico Bogazzi
                                     Title: Director



Dated:   December 16, 2005

                                     By:    /s/ Enrico Bogazzi
                                        --------------------------------
                                     Name:  Enrico Bogazzi

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated November 23, 2005 by and among Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi. (incorporated by reference to Amendment No. 3 to Schedule 13D filed with the SEC on December 1,
2005)

                                   Schedule I

The name of each director and executive officer of Navalmar Transportes Maritimos LDA is set forth below. Directors of Navalmar Transportes Maritimos LDA are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Enrico Bogazzi*                Director, CO.FI.PA SpA                                                 Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
Michael Lloyd*                 Solicitor                                                               UK
                               Michael Lloyd and Co.
                               5-7 St Helen's Place
                               London EC3A 6AU
                               +44 0207-920-9666

                               Lloyd and Co.
                               1 College Hill, London
                               United Kingdom

                               Michael Lloyd has been the sole practitioner at Michael Lloyd and Co. since 2002.  Before such time, he was a solicitor at
                               Lloyd and Co.
------------------------------ --------------------------------------------------------------- --------------------
Giorgio Boesgaard*             Director, Hugo Trumpy SpA                                             Denmark
                               10 via San Siro
                               16124 Genova
                               Italy
                               +390 10-24941

                               Giorgio Boesgaard has been employed by Hugo
                               Trumpy SpA, a ship agency company, for the past
                               five years.
------------------------------ --------------------------------------------------------------- --------------------
Andrea Colombo*                Director, Navalmar Transportes Maritimos LDA                           Italy
                               Rua Dos Murcas 15
                               Sala G, 2nd Andar
                               9000 Funchal (Madeira) Portugal
                               +3 51 291 238565

                               Andrea Colombo was been employed by Navalmar
                               Transportes Maritimos LDA from November 1997 and
                               with Navalmar (UK) Limited since 2001.
------------------------------ --------------------------------------------------------------- --------------------
Maria Dina Rodrigues*          Director Navalmar Transportes Maritimos LDA                           Portugal
                               Rua Dos Murcas 15
                               Sala G, 2nd Andar
                               9000 Funchal (Madeira) Portugal
                               +3 51 291 238565

                               Maria Dina Rodrigues was secretary of Navalmar
                               Transportes Maritimos LDA from November 2004 to
                               June 2005, when she became a director of the
                               company. Prior to that, she worked from October
                               2003 to November 2004 as secretary for Empresa de
                               Trabalho Temporario SA, a temporary employment
                               company. From February 2002 to September 2003 she
                               worked in the commercial offices of Icams -
                               Servicos de Consultadoria Internacional,
                               Comercial e Contabilidade, Lda, an international
                               commercial consulting and accounting company, and
                               from December 1999 through February 2002 she was
                               a secretary with Florence Tricot -Trading e
                               Marketing Lda, a trading and marketing company.
------------------------------ --------------------------------------------------------------- --------------------

The name of each director and executive officer of CO.FI.PA SpA is set forth below. Directors of CO.FI.PA SpA are indicated by an asterisk.

------------------------------ --------------------------------------------------------------- --------------------
                                Present Principal Occupation or Employment Business Address,
                                and Business Telephone Number; Other Material Positions Held
            Name                                 during the Past Five Years                        Citizenship
------------------------------ --------------------------------------------------------------- --------------------
Enrico Bogazzi*                Director, B Navi SpA                                                   Italy
                               Director, Vittorio Bogazzi & Figli SpA
                               Via Cadorna 49/A
                               54036 Marina de Carrara
                               Italy
                               +390 585-631-665

                               Enrico Bogazzi has been employed with B Navi SpA
                               (ship management company) and Vittorio Bogazzi &
                               Figli SpA (ship agency company) for the past five
                               years.
------------------------------ --------------------------------------------------------------- --------------------
Maria Piccioli*                Piazza della Chiesa nr. 2                                              Italy
                               Massarosa
                               Italy

                               Maria Piccioli is a housewife and has had no
                               other employment for the past five years.
------------------------------ --------------------------------------------------------------- --------------------
Francesca Bogazzi*             2 Rue N.D. des Victoires                                               Italy
                               75002 Paris
                               France

                               Francesca Bogazzi is a housewife and has had no
                               other employment for the past five years.
------------------------------ --------------------------------------------------------------- --------------------









                                       12